Exhibit 99.4

Media Release

Rio Tinto on track to deliver sustainable returns to shareholders

28 November 2014

Rio Tinto’s transformation into a more streamlined, accountable business is gathering momentum, with a promise for sustainable cash returns to be delivered to shareholders next year.

At an investor seminar in Sydney, Rio Tinto also underlined its commitment to capital discipline and shareholder value, confirming it will focus only on the projects with the highest returns to drive shareholder value. The Group’s world-class portfolio of high- quality assets, with industry-leading EBITDA margins and potential for growth, are positioned to generate strong free cash flow.

Rio Tinto also revealed fresh detail around the compelling investment fundamentals for the expansion of its flagship Australian iron ore operations, with the Pilbara expansion to 360 million tonnes a year delivering an internal rate of return (IRR) of 40 per cent with a five-year payback period.

Reinforcing the focus on productivity and driving value from its iron ore assets in the Pilbara, Rio Tinto today announced deferment of the investment decision on its proposed billion-dollar greenfield mine Silvergrass until at least the third quarter of 2015 at the earliest. However, the originally forecast production – the delivery of 330 million tonnes in 2015 and 350 million tonnes by 2017 – remains unchanged with the extra production coming from brownfields, debottlenecking and productivity across the Pilbara mine network.

The ramp-up to 360 tonnes will create the best value for Rio Tinto shareholders. The iron ore operations are one of the most attractive businesses in the world, not just in the mining sector, but across all industries. For almost 50 years, the Pilbara assets have produced an average EBITDA margin of 50 per cent and the 360 project positions the business for industry-leading returns over the long term. Shareholders stand to benefit from the very considerable value that this will generate.

Rio Tinto chief executive Sam Walsh said “Our commitment to our shareholders is to deliver sustainable cash returns to shareholders through the cycle. We will deliver this thanks to our superior portfolio of tier one assets, an unrelenting focus on financial discipline and our unquestionable operating and commercial expertise, founded on a culture of safety and integrity.

“The delivery of our progressive dividend is a key commitment. Looking out over the next five years, we expect to generate strong free cash flow and we remain committed to materially increase cash returns to shareholders in a sustainable way. I look forward to announcing this at our annual results in February next year.

“We aim to deliver best- in-class returns by operating in the most attractive long-term sectors with assets that enable us to be the most competitive in the industry, complemented by a strong balance sheet. Rio Tinto stands apart from its competitors with its strategic approach, well placed to thrive in times of volatility and deliver value and growth through the cycle.

“We are transforming our business into a more streamlined, accountable organisation by delivering on our promises. Capex is down 34 per cent on last year, yet we expect copper equivalent growth of 5.2 per cent a year to 2019 as we invest your dollars in only those projects with the best returns.

“While the long- term outlook remains sound, the near term is undoubtedly more challenging. However Rio Tinto is soundly positioned to prosper against this backdrop of uncertainty because the current dynamics play to our strengths and our competitive advantages come into their own.”

Key points from the seminar include:

Financial

  Total capital expenditure below $8.5 billion forecast for 2014, down 34 per cent year-on-year.

  Operating and exploration costs reduced by $5.4 billion by the end of 2015, compared with the 2012 base.

  Divestments totalling $3.5 billion completed since 2013 as part of the continuous process of reshaping the portfolio.

  Debt target of mid-teens achieved. Now moving from absolute net debt target to a net gearing ratio-based target range of 20 to 30 per cent to protect investors and provide flexibility.

  Disciplined allocation of capital to the highest returning projects will drive production growth.

Operational

  Pilbara iron ore operations remain the envy of the sector. Expansion to 360 Mt/a, delivering IRR of 40 per cent with a five-year payback period.

  Lowest cost iron ore producer in the Pilbara. Committed to driving down all-in and cash costs through technology investment and productivity gains.

  Reshaping the Aluminium business around a portfolio of tier one bauxite operations and first quartile smelters. Bauxite export business expected to deliver EBITDA margins greater than 50 per cent at consensus 2014-2019 prices.

  World-class thermal coal assets in Australia, with long-term fundamentals remaining positive and significant increase of Rio Tinto Coal Australia’s managed thermal coal reserves and resources in the Hunter Valley of New South Wales, Australia.

  Copper business building a tier one portfolio while driving profitability. Cost reductions and productivity improvements driving earnings and moving the business down the cost curve, whilst developing future options to capture expected favourable outlook for copper.

  Exposure to later-cycle commodities among our tier one Diamonds and Minerals assets underline diversified portfolio.

  Sensible use of industry-leading technology and innovation to deliver real value through ongoing productivity improvements embedded into the operations for the long term.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Follow @RioTinto on Twitter

Media Relations, EMEA / Americas	Media Relations, Australia / Asia
Illtud Harri	Ben Mitchell
T +44 20 7781 1152	T +61 3 9283 3620
M +44 7920 503 600	M +61 419 850 212

David Outhwaite	Bruce Tobin
T +44 20 7781 1623	T +61 3 9283 3612
M +44 7787 597 493	M +61 419 103 454

David Luff	Matthew Klar
T +44 20 7781 1177	T +61 7 3625 4244
M +44 7780 226 422	M +61 457 525 578

Investor Relations, EMEA / Americas	Investor Relations, Australia / Asia
John Smelt	Rachel Storrs
T +44 20 7781 1654	T +61 3 9283 3628
M +44 7879 642 675	M +61 417 401 018

David Ovington	Galina Rogova
T +44 20 7781 2051	T +852 2839 9208
M +44 7920 010 978	M +852 6978 3011

Grant Donald
T +44 20 7781 1262
M +44 7920 587 805

Rio Tinto plc	Rio Tinto Limited
2 Eastbourne Terrace	120 Collins Street
London W2 6LG	Melbourne 3000
United Kingdom	Australia

T +44 20 7781 2000	T +61 3 9283 3333
Registered in England	Registered in Australia
No. 719885	ABN 96 004 458 404